1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2006

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date September 22, 2006	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting (the “Extraordinary General Meeting”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 8:30 a.m. on 10 November 2006 at Conference Room of Zong He Building, 298 South Fushan Road, Zoucheng, Shandong Province 273500, the PRC for the purpose of considering and, if thought fit, passing the following resolutions:

Ordinary Resolution

1.	To consider and approve the following resolutions as ordinary resolutions of the Company:

“THAT:

(a)	the Agreement entered into between the Company and the Controlling Shareholder on 18 August 2006 for the Acquisition, a copy of which has been produced to the meeting marked “A” and signed by the Chairman of the meeting for identification purposes, be and is hereby approved, confirmed and ratified and all the transactions contemplated under the Agreement be and are hereby approved, confirmed and ratified; and

(b)	the execution of the Agreement by the directors of the Company be and is hereby approved, confirmed and ratified and the directors of the Company be and are hereby authorized to do all such acts and things and to sign and execute all documents and to take such steps as the directors of the Company (or any one of them) may in their absolute discretion consider necessary, appropriate, desirable or expedient to give effect to or in connection with the Agreement or any of the transactions contemplated thereunder and all other matters incidental thereto;

(c)	for the purpose of this resolution:

“Acquisition” means the acquisition of the 98% equity interest in Shanxi Neng Hua by the Company from the Controlling Shareholder;

“Agreement” means a conditional agreement dated 18 August 2006 entered into between the Company and the Controlling Shareholder in relation to the Acquisition;

“Shanxi Neng Hua” means (Yankuang Shanxi Neng Hua Company Limited), a company with limited liability incorporated under the laws of the People’s Republic of China; and

“Controlling Shareholder” means Yankuang Group Corporation Limited, a wholly State-owned enterprise and the controlling shareholder of the Company holding approximately 52.86% of the total share capital of the Company.”

2.	To consider and approve the appointment of Mr. Zhang Baocai as nominated by the Board to be a non-independent director of the Company, with effect from the conclusion of the Extraordinary General Meeting until the close of the general meeting in which the directors for the fourth session of the Board are elected. (Please refer to the appendix for the biography of Mr. Zhang Baocai).

Special Resolution

3.	To consider and approve the following amendment to the articles of association of the Company as proposed by the directors of the Company at a board meeting held on 18 August 2006, and to authorize the directors of the Company (or any one of them) to do all such things as necessary in connection with such amendment.

sub-paragraph 2 of Article 12 of the Articles of Association:

“The Company’s scope of business includes:

mining, selection and sale of coal; cargo transportation; production; sale and leasing of machinery equipment and spare parts and electrical products; sale of metal materials, chemical industrial products; sale of construction, wood, fuels, grease and rubber products; production and sale of other mining materials; production and sale of textile products; provision of integrated technological services relating to coal mining; real estate development in coal mining areas; the provision of restaurant, housing and travel services; the storage, loading and discharge of coal in ports; inland water transports; commodity logistics service; repair of ships.”

to be amended to:

“The Company’s scope of business includes:

mining, selection and sale of coal; cargo transportation; production; sale and leasing of machinery equipment and spare parts and electrical products; sale of metal materials, chemical industrial products; sale of construction, wood, fuels, grease and rubber products; production and sale of other mining materials; production and sales of textile products; provision of integrated technological services relating to coal mining; real estate development in coal mining areas; the provision of restaurant, housing and travel services; the storage, loading and discharge of coal in ports; inland water transports; commodity logistics service; repair of ships; production and sale of coal residual stones as construction material products.”

By Order of the Board

Wang Xin

Chairman

Zoucheng, Shandong, PRC, 20 September 2006

Notes:

(A)	The H Share register of the Company will be closed from 12 October 2006 to 10 November 2006 (both days inclusive), during which no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose names appear in the Company’s Register of Members at the close of business on 11 October 2006, are entitled to attend and vote at the Extraordinary General Meeting after completing the registration procedures for attending the meeting.

(B)	Holders of H Shares, who intend to attend the Extraordinary General Meeting, must complete the reply slips for attending the Extraordinary General Meeting and return them to the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the Extraordinary General Meeting, i.e. on or before 20 October 2006.

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel:        86-537-5382319

Fax:       86-537-5383311

(C)	Each holder of H Shares who has the right to attend and vote at the Extraordinary General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Extraordinary General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(D)	The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(E)	To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company’s H Share Registrar, Hong Kong Registrars Limited, the address of which is set out below, not less than 24 hours before the time for holding the Extraordinary General Meeting or any adjournment thereof.

The address of Hong Kong Registrars Limited is as follows:

46th Floor, Hopewell Centre

183 Queen’s Road East, Wanchai

Hong Kong

(F)	If a proxy attends the Extraordinary General Meeting on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the Extraordinary General Meeting, such representative should produce his/her ID card and the notarized copy of the resolution passed by the Board of Directors or other authorities or other notarized copy of the licence issued by such legal person shareholder.

(G)	The Extraordinary General Meeting is expected to last for half a day. Shareholders attending the Extraordinary General Meeting are responsible for their own transportation and accommodation expenses.

Appendix:

Biography of Mr. Zhang Baocai

Mr. Zhang Baocai, aged 39, is a senior accountant and currently the Secretary of the Board of the Company and the Secretary General of the Secretariat of the Board. He joined the predecessor of the Company in 1989 and has been appointed as the Head of the Department of Planning and Finance of the Company in 2002. In September 2006, he has been appointed as the Secretary of the Board of the Company and the Secretary General of the Secretariat of the Board. Mr. Zhang was graduated from Nankai University.

As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojunand Mr. Wang Quanxi.

ABOUT THE COMPANY

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310